Milestone Scientific
                             220 South Orange Avenue
                              Livingston, NJ 07039

                                               July 14, 2000

U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC  20549-0306

Attn:  Sarah Berry, Esq.

      Re:   Milestone Scientific, Inc.
            Post Effective Amendment No. 1
            to Form S-3
            Registration Statement No. 333-76497

Dear Sirs:

      We hereby withdraw the above Post-Effective Amendment No. 1 filed on June 16, 2000.

                                       Very truly yours,

                                       MILESTONE SCIENTIFIC, INC.


                                       By:                s/s
                                           -------------------------------------
                                           Leonard Osser
                                           Chairman and Chief Executive Officer